EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

May 23, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO UPDATES PROGRESS AT THE ELENA TOLOSA ZONE OF THE MAIN AVINO MINE

Avino Silver & Gold Mines Ltd. (“Avino” or “The Company”) is pleased to announce further results from the 2012 drill program on the Elena – Tolosa (“ET”) zone at its main mine located 80 km NE of Durango, Mexico.

The holes are part of a program to explore an area of the main Avino vein system below the 12th level of the mine where the company ceased mining in 2001 due to low metals prices and the closure of a key smelter.

Avino has commissioned Wardrop a Tetra Tech company to prepare an NI 43-101 compliant technical report on the resource at the ET zone based on results of the 2006, 2007, 2008 and this year’s 2012 drilling.  By the end of this year’s drilling program over 34 holes will have tested the ET zone of the main Avino vein system below the 12th level.

As shown on Avino’s website, the 2012 holes fill gaps between holes drilled by the company in 2006, 2007 and 2008.

The Avino deposit strikes approximately east-west and dips at 60-70° to the south.  All holes to explore the vein zone area are therefore drilled from south to north at various bearings and dip angles in order to intersect the structure at a given depth.

Results are as follows:

Hole #	Bearing	Dip	Down Hole Intersection (from – to)	Length (m)	Silver (g/t)	Gold (g/t)	Copper %
ET-12-04	336	-63	314.4 – 358.3	43.9	77	0.33	0.88
Including:			314.4 – 327.75	13.35	81	0.39	0.58
			327.75 – 334.5	6.75	28	0.31	0.72
			334.5 – 358.3	23.8	77	0.33	1.12
ET-12-05	336	-62	345.1 – 356.9	11.8	104	0.97	0.63
Including:			345.1 – 345.8	0.7	1183	39.59	2.44
ET-12-06	336	-70	380.6 – 388.65	8.05	258	0.11	1.14

Holes are drilled using Avino’s own Long year 44 core rig at thin wall NQ diameter.  Core is sawed at Avino’s core storage facility at the secure mine site.  Samples of vein material, usually from a few centimeters to 1.5m are placed in plastic bags.  The sealed bags are collected by personnel from Inspectorate Labs in Durango at the mine site facilities.

Gold analyses are by 30 gram fire assay with an atomic absorption finish.   Silver, zinc and lead are analyzed as part of a multi-element inductivity couples argon plasma (“ICP”) package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric.  The company employs a rigorous quality control program that includes standardized material, blanks and core duplicates.

The project is under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release.

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to become a significant low cost primary silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.